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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                    Central European Media Enterprises Ltd.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   G20045 10 3
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                                 (CUSIP Number)

                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 15, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G20045 10 3             SCHEDULE 13D                 Page 2 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald S. Lauder
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  /X/
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        6,997,200 Shares (See Item 5.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            646,895 Shares (See Item 5.)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,997,200 Shares (See Item 5.)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        646,895 Shares (See Item 5.)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,644,095 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        / /


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.2%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 9


THIS AMENDMENT NO. 5 ("AMENDMENT NO. 5") AMENDS THE SCHEDULE 13D FILED BY THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 4, FILED ON APRIL 6, 1999 (AS SO AMENDED, THE "SCHEDULE 13D"). CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERM IN AMENDMENT NO. 4.

Item 4. Purpose of Transaction.

            On September 28, 1999, SBS and the Issuer have entered into a Termination Agreement (the "Termination Agreement"), pursuant to which they agreed to terminate the Reorganization Agreement and all transactions contemplated therein and to unconditionally release one another from all rights, claims and obligations thereunder upon the payment by SBS to the Issuer of a break-up fee of $8.25 million. The fee was paid on October 15, 1999 and the Reorganization Agreement was terminated as of such date. The CME Shareholders' Agreement was also terminated as of the same date.

            The foregoing description of the Termination Agreement is qualified in its entirety by the full text of the Termination Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

            (a) As of October 29, 1999, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 7,644,095 (the "Shares"), approximately 29.2% of the total amount outstanding, based on 18,506,849 shares of Class A Common Stock outstanding as reported by the Issuer. Percentage ownership is calculated pursuant to Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable,
(ii) 11,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 100,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and
(iv) 7,213,190 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person and an additional 757,500 shares of Class B Common Stock that may be issued to the Reporting Person(1),
(b) 3,385,417 shares of

--------

(1) Pursuant to a Stock Purchase Agreement (the "RSL Capital Stock Purchase Agreement"), dated as of December 3, 1998, between the Issuer and RSL Capital LLC, the Reporting Person has the right to receive, without additional consideration, up to 757,500 shares of Class B Common Stock if the last reported trading price of a share of the Issuer's Class A Common Stock does not equal or exceed $15.00 on the Nasdaq Stock Market for at least 20 consecutive trading

 ...(continued)

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                                                                     Page 4 of 9


Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person, and (d) 646,895 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

            Pursuant to the CME Shareholders' Agreement, the Reporting Person had agreed to not, prior to the final dissolution of the Issuer (a) sell, assign, pledge, transfer or otherwise dispose of (including, without limitation, any indirect Transfer effected through the Transfer of any equity interest in a shareholder which is not a natural person, a "Transfer") or consent to any Transfer of, any or all the Shares or any interest therein, (b) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, or
(c) deposit such Shares into a voting trust, enter into a voting agreement or arrangement with respect to such Shares or otherwise limit the Reporting Person's power to vote his Shares (collectively, the "Restrictions"). Given the termination of the CME Shareholders' Agreement, the Reporting Person is no longer subject to the Restrictions.

            (b) Under the terms of the CME Shareholders' Agreement, the Reporting Person had agreed to vote his Shares (i) in favor of the Reorganization Agreement and the transactions contemplated thereby and (ii) against any Competing Proposal (as defined in the CME Shareholders' Agreement) (the "Voting Agreement"). Moreover, the Reporting Person irrevocably appointed SBS and Harry Sloan, in his capacity as Chief Executive Officer of SBS, as his proxy to vote the Shares for which the Reporting Person has or shares the power to vote (i) in favor of any transactions contemplated by the Reorganization Agreement and (ii) against any Competing Proposal (the "Appointment"). The Reporting Person had retained his voting rights except to the extent specifically set forth in the CME Shareholders' Agreement. Given the termination of the CME Shareholders' Agreement, the Reporting Person is no longer subject to the Voting Agreement or the Appointment.

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 ...(continued)
  days during the 12 month period ending November 12, 1999 (so that the effective purchase price for the shares under the RSL Capital Stock Purchase Agreement would be $10.00 per share). If such price is not achieved for the requisite period prior to November 12, 1999, all such additional shares will be issued to the Reporting Person. For purposes of this Amendment No. 5, such additional shares have been included in the calculation.

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                                                                     Page 5 of 9


            Accordingly, the Reporting Person, as of October 29, 1999, had sole voting and dispositive power with respect to 6,997,200 shares of Class A Common Stock. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable, (ii) 11,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 100,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 6,566,200 shares of Class B Common Stock convertible at the option of the Reporting Person into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person and an additional 757,500 shares of Class B Common Stock to be issued to the Reporting Person (see note 1 to Item 5), (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, and (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

            Subject to Item 5 (b), the Reporting Person shares voting and dispositive power with respect to 646,895 shares of the Class A Common Stock beneficially owned and into which the 646,895 shares of the Class B Common Stock held by EL/RSLG Media, Inc. are convertible. The 1995 Estee Lauder RSL Trust, of which the Reporting Person is a co-trustee and beneficiary, owns one-half of the common stock outstanding of EL/RSLG Media, Inc. The Reporting Person disclaims beneficial ownership to the extent he does not have a pecuniary interest in such shares. Subject to Item 5 (b), the Reporting Person shares voting and dispositive power with respect to the 646,895 shares with Leonard A. Lauder, a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which owns the other one-half of the common stock outstanding of EL/RSLG Media, Inc. The address of Leonard A. Lauder is c/o The Estee Lauder Companies, Inc., 767 Fifth Avenue, New York, New York 10153. For information regarding Leonard A. Lauder as required by Item 2, please see the Schedule 13D filed by Leonard A. Lauder on January 25, 1996 with respect to ownership of certain shares of the Issuer.

            Pursuant to the Reorganization Agreement, the Reporting Person had agreed that, on or prior to the closing date relating to the transaction contemplated by the Reorganization Agreement, he would not (a) initiate or solicit, directly or indirectly, any inquiries or the making of any Acquisition Proposal (as defined in the Reorganization Agreement) or (b) engage in negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal (the "Solicitation Restrictions"). Given the termination of the Reorganization Agreement, the Reporting Person is no longer subject to the Solicitation Restrictions.

            (c) Except as described above, no transactions in shares of Class A Common Stock were effected during the past 60 days by the persons named in response to paragraph (a) of this Item 5.

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                                                                     Page 6 of 9


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The information set forth under Items 4 and 5 above is incorporated herein by reference.

            The CME Shareholders' Agreement provided that the RSL Capital Stock Purchase Agreement (see Footnote 1 to Item 5) shall be terminated effective immediately prior to the closing date of the transactions contemplated by the Reorganization Agreement. Given the termination of the CME Shareholders' Agreement and the Reorganization Agreement, the RSL Capital Stock Purchase Agreement will not be terminated and RSL Capital LLC may receive additional shares of Class B Common Stock from the Issuer pursuant to the terms of the RSL Capital Stock Purchase Agreement.

Item 7. Material to be filed as Exhibits.

            Exhibit 1. Termination Agreement, dated as of September 28, 1999, between Central European Media Enterprises Ltd. and SBS Broadcasting S.A.

            Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any other modification.

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                                                                     Page 7 of 9


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 11, 1999
                                             ----------------------
                                                    (Date)


                                             /s/ Ronald S. Lauder
                                             ----------------------
                                             Ronald S. Lauder